Exhibit 99.1

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM Announces EXTRAORDINARY General Meeting of Shareholders

REHOVOT, ISRAEL, January 26, 2017 (GLOBE NEWSWIRE)—NeuroDerm Ltd. (NASDAQ: NDRM), a clinical-stage pharmaceutical company developing drugs for central nervous system (CNS) diseases, today announced that it will hold an extraordinary general meeting of shareholders on Thursday, March 2, 2017 for the purposes of approving certain compensatory matters that require shareholder approval under the Israeli Companies Law. The agenda items for the meeting consist of: (i) approval of an option grant and the payment of increased base salary to NeuroDerm’s Chief Executive Officer, Dr. Oded Lieberman, (ii) approval of an option grant and the payment of increased director fees to each of Ms. Alla Felder and Mr. Jonathan Kalman, independent directors of the Company, and (iii) approval of an option grant to Mr. Larry Ellberger, an independent director of the Company. The record date for shareholders entitled to vote at the meeting is Tuesday, January 31, 2017. Each of the proposals for the shareholders meeting has been approved by the Compensation Committee of the Company’s Board of Directors and by the Board.

The Company is currently not aware of any other matters that will come before the meeting. If any other matters are presented properly at the meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

The Company’s board of directors unanimously recommends that the Company’s shareholders vote “for” each of the proposals presented at the meeting.

Further Details Concerning the Extraordinary General Shareholders Meeting

The presence in person or by proxy of two or more shareholders possessing at least twenty-five percent (25%) of the Company’s voting power will constitute a quorum at the shareholders meeting. In the absence of a quorum within 30 minutes of the scheduled time for the meeting, the meeting will be adjourned for one week and will be held on Thursday, March 9, 2017 at the same time and place, unless otherwise determined by the Chairman of the meeting. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. Approval of each proposal at the meeting (or any adjournment thereof) requires the affirmative vote of a majority of the ordinary shares present (in person or by proxy) and voting thereon (not including abstentions). In addition to the foregoing simple majority requirements, under the Israeli Companies Law, the approval of the option grant to, and increase in the base salary of, the Company’s Chief Executive Officer also requires that either:

•	the majority voted in favor of the proposal includes a majority of the ordinary shares held by non-controlling shareholders who do not have a conflict of interest (referred to as a “personal interest” under the Israeli Companies Law) in the approval of the proposal that are voted at the meeting, excluding abstentions; or

•	the total number of ordinary shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

Registered holders who are unable to attend the meeting in person will be requested to complete, date and sign their proxy cards and return them promptly in the pre-addressed envelope that will be provided, so as to be received not later than 11:59 PM EST on March 1, 2017. No postage will be required if a proxy card is mailed in the United States to the Company’s U.S. transfer agent, American Stock Transfer & Trust Company. Shareholders who attend the meeting in person may revoke their proxies and vote their ordinary shares at the meeting.  Shareholders whose ordinary shares in the Company are held in “street name” (i.e., through a bank, broker or other nominee) will be able to either direct the registered record holder of their shares on how to vote such shares or obtain a legal proxy from the registered record holder to enable such “street name” holder to participate in and to vote such shares at the meeting (or to appoint a proxy to do so). An earlier deadline may apply to receipt of such “street name” shareholders’ proxy cards.

Additional Information and Where to Find It

In connection with the Meeting, NeuroDerm will make available to its shareholders of record a proxy statement describing the time and place, and other logistical information related to the meeting, and the proposals to be voted upon at the meeting, along with a proxy card enabling them to submit their votes on those proposals. NeuroDerm is also furnishing copies of the proxy statement and proxy card to the United States Securities and Exchange Commission, or the SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and will be available on the Company’s website at www.neuroderm.com.

The full text of the proposed resolutions for the meeting, together with the form of proxy card, may also be viewed beginning on Wednesday, February 8, 2017, at the registered office of the Company, Ruhrberg Science Building, 3 Pekeris St., Rehovot, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  The Company’s telephone number at its registered office is +972-8-946-2729.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration.  The Company has three product candidates in different stages of development which offer a solution for almost every Parkinson’s disease patient from the moderate to the very severe stage of the disease.  The Company has developed a line of levodopa and carbidopa (LD/CD) product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD.  The LD/CD product candidate in low dose and high dose form (ND0612L and ND0612H), are used for the treatment of moderate and advanced Parkinson’s disease patients, respectively, and are delivered subcutaneously. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from moderate to severe Parkinson’s disease and who do not respond well to LD/CD.  NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission on March 31, 2016. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

NeuroDerm Contact:

Oded S. Lieberman, PhD, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729

Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1768

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